SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
                    of the Securities Exchange Act of 1934 or
         Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                          Commission File Number 1-483


                                Mallinckrodt Inc.
       ------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               675 McDonnell Boulevard, St. Louis, Missouri 63134
          ------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's
                          principal executive offices)


                     Common Stock, $1.00 par value per share
             4% Cumulative Preferred Stock, par value $100 per share
            (Title of each class of securities covered by this Form)


                                      None
        ---------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [  ]  Rule 12h-3(b)(1)(ii)    [  ]
            Rule 12g-4(a)(1)(ii)    [  ]  Rule 12h-3(b)(2)(i)     [  ]
            Rule 12g-4(a)(2)(i)     [  ]  Rule 12h-3(b)(2)(ii)    [  ]
            Rule 12g-4(a)(2)(ii)    [  ]  Rule 15d-6              [  ]
            Rule 12h-3(b)(1)(i)     [X ]


Approximate number of holders of record as of the certification or notice date:

Description of Security                                    Number of Holders
-----------------------                                    -----------------
Common Stock, par value $1.00 per share                             1
4% Cumulative Preferred Stock, par value $100 per share           126

      Pursuant to the requirements of the Securities Exchange Act of 1934, Mallinckrodt Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 14, 2000                   MALLINCKRODT INC.


                                          By:  /s/ C. Ray Holman
                                               -------------------------
                                          Name:  C. Ray Holman
                                          Title: Chief Executive Officer


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